FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated February 22, 2021 of Diana Shipping Inc. (the "Company") announcing that its Board of Directors has approved a series of senior management appointments to be effective as of March 1, 2021.
The information contained in this Report on Form 6-K, excluding the commentary of Mr. Simeon Palios and Ms. Semiramis Paliou, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-225964), filed with the U.S. Securities and Exchange Commission with an effective date of July 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 24, 2021	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Interim Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES MANAGEMENT SUCCESSION

ATHENS, GREECE, February 22, 2021 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today announced that its Board of Directors has approved a series of senior management appointments intended to provide for an orderly succession and to ensure the continued sound strategic management of the Company. The management appointments described below will be effective as of March 1, 2021. The appointments were made by the unanimous decision of the Board of Directors.

Ms. Semiramis Paliou has been appointed Chief Executive Officer of the Company. Accordingly, she will no longer serve in her previous positions as Chief Operating Officer and Deputy Chief Executive Officer.

Mr. Simeon Palios’ position as Chairman of the Board of Directors remains unchanged. He will serve in such capacity as non-executive Chairman when the Chief Executive Officer role is assumed by Ms. Paliou. In connection with this change, the Board of Directors recognized the immeasurable contributions of Mr. Palios since the founding of the Company.

Mr. Anastasios Margaronis will continue to serve in his current capacity as President and a Director of the Company, positions he has held since 2005.

Mr. Ioannis Zafirakis has been appointed Chief Financial Officer on a permanent basis. He had served in that role on an interim basis since February 2020. Mr. Zafirakis also will remain the Chief Strategy Officer, Treasurer and Secretary of the Company.

Mr. Eleftherios Papatrifon has joined the Company and has been appointed to the position of Chief Operating Officer.

Commenting on the appointments, the Company’s Chairman, Mr. Simeon Palios, stated:

“The Board of Directors has recognized the importance of providing an orderly and seamless succession, which will ensure that we have the senior leadership in place to continue the strategic vision and sound management of the Company for the future. Ms. Semiramis Paliou has clearly demonstrated her strong qualifications for her new role as Chief Executive Officer. She has a deep knowledge and understanding of the shipping industry and our Company. In particular, she has served admirably as Deputy Chief Executive Officer since October 2019, a period when our Company and industry faced the unprecedented challenges of the COVID-19 pandemic. I have great confidence in the strength and continuity of the entire Diana Shipping Inc. leadership team.”

Ms. Semiramis Paliou, incoming Chief Executive Officer, stated:

“It is an honor to have been appointed by the Board of Directors to the Chief Executive Officer position, and I am grateful for the trust and confidence that have been placed in me. I look forward to leading the Company through the challenging and rapidly changing shipping environment, and to maintaining Diana Shipping Inc.’s position as a leader in our industry. In doing so, I highly value and rely on the expertise and support of our exceptional management team, including our Chairman, Mr. Simeon Palios, and my fellow executives Mr. Anastasios Margaronis, Mr. Ioannis Zafirakis, and Mr. Eleftherios Papatrifon, the new addition to our team.”

About the Management Team

Ms. Semiramis Paliou has served as a Director of the Company since March 2015, Deputy Chief Executive Officer since October 2019, and Chief Operating Officer since August 2018. From November 2018 to February 2020, Ms. Paliou also served as Chief Operating Officer of Performance Shipping Inc. She has over 20 years of experience in shipping operations, technical management and crewing, having begun her career at Lloyd's Register of Shipping in 1996 as a trainee ship surveyor. During her career, she has served as the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. and later served as Vice President of that company. Ms. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London, and her MSc in Naval Architecture from University College, London, and also has completed courses in Finance for Senior Executives and Authentic Leader Development at Harvard Business School. Since March 2018, Ms. Paliou has served on the board of directors of the Hellenic Marine Environment Protection Association (HELMEPA) and in June 2020 was appointed President of the Association.

Mr. Anastasios Margaronis has served as President and a Director of Diana Shipping Inc. since February 2005. He is also Deputy President of Diana Shipping Services S.A., where he serves as a Director and Secretary. He joined Diana Shipping Agencies S.A. in 1979. From January 2010 to February 2020 he also served as Director and President of Performance Shipping Inc. Mr. Margaronis has deep experience in the shipping industry, including ship finance and insurance. He is a member of the Greek National Committee of the American Bureau of Shipping and was a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited from October 2005 to October 2019. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

Mr. Ioannis Zafirakis has served as a Director and Secretary of the Company since February 2005 and has held various executive positions such as Chief Strategy Officer, Chief Operating Officer, Executive Vice President and Vice President. In February 2020, Mr. Zafirakis was named Interim Chief Financial Officer and Treasurer of Diana Shipping Inc. In addition, Mr. Zafirakis is currently the Interim Chief Financial Officer and Chief Strategy Officer of Diana Shipping Services S.A., where he also serves as Director and Treasurer. From June 1997 to February 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A., where he held a number of positions in finance and accounting. From January 2010 to February 2020 he served as Director and Secretary and he held various executive positions such as Chief Operating Officer and Chief Strategy Officer of Performance Shipping Inc. Mr. Zafirakis is a member of the Business Advisory Committee of the Shipping Programs of ALBA Graduate Business School at The American College of Greece. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

Mr. Eleftherios Papatrifon was most recently the Chief Executive Officer, Co-Founder and Director of Quintana Shipping Ltd, a provider of dry bulk shipping services, from 2010 until the company’s successful sale of assets and consequent liquidation in 2017. Previously, for a period of approximately six years, he served as the Chief Financial Officer and a Director of Excel Maritime Carriers Ltd. Prior to that, Mr. Papatrifon served for approximately 15 years in a number of corporate finance and asset management positions, both in the US and Greece. He holds both a BBA and an MBA from Baruch College of the City University of New York and is a member of the CFA Institute and a CFA charter holder.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.